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                                                                    EXHIBIT 99.2

                                  Press Release


                BAAN COMPANY ANNOUNCES NOMINATION OF ANDREW NASH

                         TO BOARD OF MANAGING DIRECTORS

      NOMINATION SUPPORTS ONGOING COMMITMENT TO DRIVE CUSTOMER SATISFACTION

                    ACROSS BAAN COMPANY PRODUCTS AND SERVICES

     BARNEVELD, THE NETHERLANDS AND RESTON, VIRGINIA, USA - JUNE 14, 1999 - Baan Company N.V. (ASE: BAAN; Nasdaq: BAANF), a global provider of business software, today announced the nomination of Andrew Nash to its Board of Managing Directors (Dutch companies are governed by a Supervisory Board--effectively the equivalent of a U.S.-style Board of Directors--and a Management Board, which is responsible for the day-to-day operations of the company). Nash, currently Senior Vice President of Baan Consulting, has been promoted to Executive Vice President of Services in conjunction with the nomination.

     The nomination is a further signal of the Company's ongoing commitment to customer satisfaction across all of its operations (Peter Aird, Executive Vice President of Global Support, also has been nominated for a Management Board seat, as previously announced). Nash's new role enables Baan Company to bring its entire line of service offerings under a single executive. In addition to his new responsibilities, Nash will continue to oversee management of services offerings provided by Baan Company as well as corporate customer initiatives for the 6,300 customers using Baan Company enterprise solutions at 12,000 sites around the world.

     The nomination of Nash to the Board of Managing Directors - along with those of Mary Coleman, Chairman and Chief Executive Officer; Peter F. Aird, Executive Vice President, Global Support; James F. Mooney, Executive Vice President, Chief Financial Officer; Laurens van der Tang, Executive Vice President Research, and Development; and N.M. (Klaas) Wagenaar, Executive Vice President, Operational and Strategic Initiatives (all of which were previously announced) - are subject to shareholder ratification at the Company's annual shareholders meeting, scheduled for June 23 in The Netherlands.

     Nash joined Baan Company in 1998 as President of Baan Corporate Office Solutions. Prior to joining the Company, he served as Global Managing Partner for Deloitte & Touche Consulting Group/ICS, where he was responsible for the growth and globalization of the Baan Company service line within the firm. Prior to that he had been Chief Executive Officer & Managing Director, Australia and New Zealand, where he established Deloitte & Touche Consulting Group/ICS's operations in those countries.

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     ABOUT BAAN COMPANY

     Founded in 1978, Baan Company (ASE: BAAN; Nasdaq: BAANF) is a leading global provider of enterprise business software. Baan Company offers a comprehensive portfolio of best-in-class, component-based applications for front office, corporate office, and back office automation that are in use at approximately 12,000 customer sites worldwide. Baan Company products reduce complexity, improve core business processes, are faster to implement and use, are more flexible than our competitors' in adapting to business changes, and optimize the management of information throughout the entire value chain.

     Baan Company has dual headquarters in Barneveld, The Netherlands and Reston, Virginia, USA and can be found on the World Wide Web at www.baan.com.

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     Statements in this press release using the words "believes," "expects,"
"anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

     "Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

    FOR MORE INFORMATION, PLEASE CONTACT:

    Baan Company (For Investor Relations)
    Mark Wabschall or David Spille
    Phone: +1.703.467.3201 and +31(0)34.242.8609
    Email: dspille@baan.com

    Baan Company (For Media)
    Ronald Florisson, Vice President of Corporate Communications
    Phone: +31(0)34.242.8786 (Europe) or +1 703-467-3000 (North America)